FUND ADMINISTRATIVE SERVICES, L.L.C.
             2344 SPRUCE STREET - SUITE A - BOULDER, COLORADO 80302
                TELEPHONE (303) 444-5483 FACSIMILE (303) 245-0420
                         EMAIL: INFO@BOULDERFUNDS.NET

                                 September 6, 2007

Ms. Christina DiAngelo
Senior Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-4720

Dear Ms. DiAngelo:

This letter is the response to each of the items identified by Ms. DiAngelo in a telephone conference on August 7, 2007 pertaining to the First Financial Fund, Inc.'s (the "Fund") March 31, 2007 Annual Shareholder Report.

As a preface to the response, as an officer representing the Fund, we acknowledge the following:

     1. The Fund is responsible for the adequacy and accuracy of the disclosure in the filings.

     2. The SEC staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing

     3. The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Below are the items Ms. DiAngelo's noted followed by our response to each:

     1. SEC: In the Fund's NSAR filed as of the Fund's fiscal year ending 3/31/2007, the Fund's Accountant Report on internal control needs to have its name, city and state cited.

          a. Response: The Fund will re-file the Fund's NSAR as of 3/31/2007 with the Accountant's name, city and state properly cited. The document should have included "Deloitte & Touche, LLP, Denver, Colorado".

     2. SEC: In the Fund's 3/31/2007 Annual Report to Shareholders, the Fund's Audit firm/accountant is not listed on the Opinion letter.

          a. Response: The Fund will re-file its 3/31/2007 Annual Report with the SEC (on Form N-CSR) with the name of the Fund's accounting firm on the "Report of Independent Registered Public Accounting Firm" letter. The Opinion should have stated at the bottom "Deloitte & Touche, LLP, Denver, Colorado".

     3. SEC: It was noted that the total return on net asset value of the Fund was reported to shareholders in the shareholder letter. It was suggested that the Fund's total return based on market price also be included to show shareholders what their actual experience was in holding shares of the Fund.

               a.   Response:   Fund  Administrative  Services  will  relay  the
                    recommendation to the Fund's investment adviser, Wellington Management Company, who writes the shareholder letter.

     4.   SEC: In the listing of securities  included in the Annual Report,  the
          Warrants  listed  were  not  footnoted  to  be  non-income   producing
          securities.

               a. Response: The correction will be made in future reports to note that the Warrants owned are non-income producing securities.

     5. SEC: In the Financial Highlights section, under Ratios and Supplemental Data, there are two line items showing the ratio of Operating Expenses to assets available to common shareholders, the first one not including any interest expense incurred, and the second including interest expense incurred. There should be only one line item, which includes interest expense incurred. Interest expenses are part of "Operating Expenses".

               a. Response: In future reports, registrant will have only one line of expense ratio which will include any interest expense incurred.

     6. SEC: Per Regulation SX. Article 607, Para. 7, in the Statement of Operations under "Realized and Unrealized Gain/(Loss) on Investments", there should be a separate line item which shows the Gain/(Loss) on Affiliated Securities, similar to the way Dividend Income is reported.

               a. Response: In future reports, registrant will list separately any Gain/(Loss) realized on Affiliated Securities.

     7. SEC: It was noted that the Dividend Income from Affiliated Securities in the Statement of Operations does not match the amount stated in Footnote 9 in the table.

               a. Response: In the Fund's Statement of Operations under Investment Income, it is stated that Dividends from Affiliated Securities was $564,971. In the Table in Footnote 9, the sum of dividend income from Affiliated Securities is reported as $571,435. The difference is $6,464. In the March 31, 2007 Annual Report, the Dividend Income from Affiliated Securities on the Statement of Operations is the correct total value. The table in Note 9 has that total value broken out by security however Broadway Financial Corporation includes an additional $6,464 in error. It appears that through the year the security had dividends of $6,464 three times during the year which totals $19,392 which should be the amount associated with that security in the table. We have added an additional check in our proof package to verify that these two amounts equal each other for all semi-annual and annual financial statements going forward.



Sincerely,

/S/ Carl D. Johns

Carl D. Johns,
V.P. & Treasurer,
First Financial Fund, Inc.